Exhibit 107

CALCULATION OF FILING FEE TABLES

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction(1)	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$300,164,033	0.0000927	$27,826
Fees Previously Paid	—		—
Total Transaction Valuation	$300,164,033
Total Fees Due for Filing			$27,826
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$27,826

(1)	The aggregate number of securities to which the transaction applies is estimated to be 100,271,418 shares of the registrant's Class A common stock, par value $0.0001 per share (the “Company Common Stock”), and the maximum aggregate value of transaction was determined based upon the sum of:

(a)	99,662,984 shares of Company Common Stock (consisting of (i) (A) 101,259,012 shares of Company Common Stock outstanding as of January 28, 2022; (B) 175,353 shares of Company Common Stock to be issued pursuant to the Membership Interest and Stock Purchase Agreement, dated as of March 26, 2021, by and among SOC Telemed, Inc., Access Physicians Management Services Organization, LLC, HEP AP-B Corp., Health Enterprise Partners III, L.P., the persons listed on Exhibit A thereto, and AP Seller Rep, LLC, as representative of the sellers; and (C) 103,619 shares of Company Common Stock estimated to be issuable pursuant to the SOC Telemed, Inc. 2020 Employee Stock Purchase Plan prior to the consummation of the transaction; but excluding (ii) 1,875,000 shares of Company Common Stock subject to forfeiture upon the consummation of the transaction) multiplied by $3.00 per share;

(b)	options to purchase an aggregate of 262,186 shares of Company Common Stock multiplied by $0.52 (which is the difference between $3.00 and the weighted-average exercise price of $2.48 per share); and

(c)	346,248 shares of Company Common Stock issuable upon settlement of outstanding restricted stock units multiplied by $3.00 per share.